EXHIBIT 99.1

Hydrogenics Announces Term Sheet for Ontario Government Funding

$6 Million to Advance Commercialization and Scale-up

MISSISSAUGA, Ontario, Aug. 11, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, announced today that it has signed a term sheet with the Ontario Government that will realize up to CA$6.0 million to advance the company's commercialization of products for the telecommunications, vehicle and utility-scale energy storage markets.

The agreement through Ontario's Strategic Investment Fund represents 100 new and retained jobs in Ontario in support of the Province's emerging status as a world leader in clean energy innovation. Sandra Pupatello, Ontario Minister of Economic Development and Trade, joined Hydrogenics President and CEO Daryl Wilson to make the announcement at Hydrogenics' headquarters in Mississauga.

The new financial support, in the form of an interest-free loan, will enable Hydrogenics to scale up its manufacturing and expand its research and development activities, solidifying the company's path toward full commercial profitability. Hydrogenics has refined its product line-up to a level where it is now well positioned with competitive back-up power solutions for telecommunications, zero emission transportation products focused on early adopter markets and electrolyzer products for energy storage in the power utility market. Each of these areas will benefit from the Ontario Government funding.

"Developing and marketing innovative, clean technologies that reduce the carbon footprint is one of Ontario's strengths, and a testimony of our growing impact in the global marketplace. Hydrogenics' achievements will help ensure that Ontario remains at the forefront of hydrogen power research," said Sandra Pupatello, Ontario Minister of Economic Development and Trade.

"Today's announcement reconfirms the Ontario Government's strong commitment to creating jobs in Ontario and supporting clean energy innovation," said Daryl Wilson, Hydrogenics President and CEO. "Through development and commercialization of fuel cell and electrolyser technologies, we look forward to working together with this government for a strong, resilient Ontario."

The funding term sheet is subject to various conditions, including completion of a definitive agreement by October 7, 2011. No assurances can be provided that Hydrogenics will satisfy the conditions included in the term sheet.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of U.S. investors to enforce U.S. civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Jennifer Barber, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3638
         investors@hydrogenics.com